Mail Stop 6010


      August 19, 2005


Via U.S. Mail and Facsimile to (734) 741-5859

Nicholas K. Fortson
Chief Financial Officer
University Bancorp, Inc.
959 Maiden Lane
Ann Arbor, Michigan 48105


	Re:	University Bancorp, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 30, 2005
Forms 10-Q for the periods ended March 31, and June 30, 2005
      File No. 000-16023


Dear Mr. Fortson:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm


1. We note the reference to the report of other auditors on the financial statements of Midwest Loan Services, Inc. (Midwest) for
2002, 2003 and 2004.    Please respond to the following comments
related to the report of other auditors for Midwest in Exhibit
23.1:

* The report of other auditors in Exhibit 23.1 only includes an opinion for the year ended December 31, 2004. Please amend to include the report of other auditors for 2003 and 2002 since your principal auditor expressed reliance on the report of other auditors for those years too.
* It appears that Richard C. Woodbury, CPA, is not registered with the PCAOB. It also appears that the audit report for Midwest should be performed by an auditor registered with the PCAOB.  See Rule
2100
and 1001 (p)(ii) of the PCAOB.  Please revise or advise.
* We note that the report does not state that the audit was performed in accordance with PCAOB standards. Please revise to provide a report that does comply with the standards of the PCAOB (United States).


Item 9A.  Controls and Procedures

2. We note the statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as described below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.
Please also amend your March 31, and June 30, 2005 Forms 10-Q, as applicable, to comply.

3. Please revise your disclosure to refer to Rule 13a-15(e).
Also,
please note that the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. Please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e), or remove the definition from your conclusion. Please also amend your March 31, and June 30,
2005 Forms 10-Q, as applicable, to comply.

*    *    *    *

      As appropriate, please amend your December 31, 2004 Form 10-
K
and March 31, and June 30, 2005 Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review.    Please understand that we may have
additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-
3642 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 551-3676.


							Sincerely,



							Kate Tillan
							Assistant Chief Accountant

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Mr. Nicholas K. Fortson
University Bancorp, Inc.
August 19, 2005
Page 4



Nicholas K. Fortson
Univeristy Bancorp, Inc.
August 19, 2005
Page 4